News Release

Investor Relations Contact:
Alex Wellins
The Blueshirt Group, for Insweb
415-217-5861
alex@blueshirtgroup.com

InsWeb Reports Third Quarter 2009 Results
•	Recent launches of InsuranceRates.com, BestInsuranceMatch.com and FreeInsuranceAdvice.com expand market opportunity
•	Net Loss of $870,000; Positive Adjusted EBITDA of $191,000
•	Staff reductions significantly lower go-forward cost base

SACRAMENTO, Calif., October 22, 2009 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance marketplace, today announced results for the third quarter ended September 30, 2009.

Revenues for the third quarter of 2009 were $8.9 million, an increase of 12% as compared to $8.0 million in the second quarter of 2009, and a decrease of approximately 1% as compared to $9.0 million in the third quarter of 2008. Net loss for the third quarter of 2009 was $870,000, or $0.18 per diluted share. This compares with a net loss of $595,000, or $0.12 per diluted share, in the second quarter of 2009, and a net loss of $552,000, or $0.12 per diluted share, in the third quarter of 2008.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was income of $191,000 in the third quarter of 2009, as compared to a loss of $471,000 in the second quarter of 2009 and to a loss of $432,000 in the third quarter of 2008.

Costs associated with InsWeb’s recently announced staff reductions amounted to $896,000 during the third quarter, of which $523,000 were related to share-based compensation expenses for stock options granted to retained employees.  As previously announced, InsWeb expects annual savings of approximately $2.5 million on an on-going basis as a result of these changes.  InsWeb ended the third quarter of 2009 with 61 employees, down from 87 at the end of the second quarter of 2009.

"We experienced solid sequential growth during the third quarter and are very pleased with the development results for our three new insurance destinations that we believe will redefine the way insurance is sold online," stated InsWeb Chairman & CEO Hussein Enan. "We have aggressively lowered our cost structure and have returned the company to staffing levels of early 2008, prior to our development efforts on the new sites, meaning that InsWeb is entering the fourth quarter with an expense base that is properly aligned with the current scale of our business.  We were pleased to return to Adjusted EBITDA profitability in the third quarter and while the fourth quarter is seasonally weak for the insurance industry, we have set the stage for a return to sustained profitability and our new network of sites positions our company for long-term growth."

Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.

InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	September 30,	June 30,	September 30,
	2009	2009	2008
Net loss	$ (870)	$ (595)	$ (552)
Less
Interest income	3	6	47
Add
Provision (benefit) for income taxes	-	35	(44)
Share-based compensation expense	644	47	164
Depreciation and amortization of property, equipment and intangible assets	47	48	47
Severance and other	373	-	-
Adjusted EBITDA from continuing operations	$ 191	$ (471)	$ (432)

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb’s primary properties include InsWeb.com, InsuranceRates.com, BestInsuranceMatch.com, FreeInsuranceAdvice.com, LocalInsuranceAgents.com, and AgentInsider.com. In 2008, more than 10 million consumers turned to InsWeb for answers to their insurance questions. To learn more about InsWeb Corporation, visit www.InsWeb.com.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition; the results of strategic initiatives, including BestInsuranceMatch.com, FreeInsuranceAdvice.com and InsuranceRates.com; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; the effects of competition on the Company’s consumer acquisition strategies;the Company's ability to attract and integrate new insurance providers and strategic partners; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Transactions	$8,907	$8,955	$26,332	$30,677
Other	42	55	126	174
Total revenues	8,949	9,010	26,458	30,851

Operating expenses:
Direct marketing	5,834	6,497	17,713	22,040
Sales and marketing	1,865	1,505	5,306	4,233
Technology	1,092	774	2,951	2,401
General and administrative	1,031	877	2,477	3,276
Total operating expenses	9,822	9,653	28,447	31,950
Loss from operations	(873)	(643)	(1,989)	(1,099)
Interest income	3	47	23	196
Loss before income taxes	(870)	(596)	(1,966)	(903)
Provision (benefit) for income taxes	-	(44)	-	(44)
Net loss	$(870)	$(552)	$(1,966)	$(859)
Net loss per share:
Basic	$(0.18)	$(0.12)	$(0.41)	$(0.18)
Diluted	$(0.18)	$(0.12)	$(0.41)	$(0.18)

Weighted average shares used in computing
Net loss per share:
Basic	4,799	4,703	4,793	4,677
Diluted	4,799	4,703	4,793	4,677

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	September 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$5,836	$9,238
Accounts receivable, net	2,286	1,450
Prepaid expenses and other current assets	588	711
Restricted cash	2,105	-
Total current assets	10,815	11,399

Related party receivable	309	304
Property and equipment	144	249
Other assets	247	329
Total assets	$11,515	$12,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,850	$2,138
Accrued expenses	609	1,014
Deferred revenue	495	437
Total current liabilities	3,954	3,589

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	207,555	206,719
Treasury stock	(6,334)	(6,334)
Unrealized gain on available-for-sale securities	-	1
Accumulated deficit	(193,668)	(191,702)
Total shareholders' equity	7,561	8,692
Total liabilities and shareholders’ equity	$11,515	$12,281